Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Global Sales Advisory: Transaction between Alcatel-Lucent and Nokia April 15, 2015 What’s the News?	Key Topics What’s the News? What to Tell Customers Key Contacts / More Information

Nokia and Alcatel-Lucent announced their intention to combine their assets to create a global leader in broadband, IP networking, cloud technology and services.

This transaction is expected to close in the first half of 2016 but until the deal is closed the two companies will continue to operate separately.

•	The two companies have entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

•	Each company’s Board of Directors has approved the terms of the proposed transaction

•	The proposed transaction is subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

What to Tell Customers

•	Alcatel-Lucent and Nokia, already strong on their own, and are even stronger coming together:

•	Together, they can transform even faster, do new things, tap new markets, fight off strong competitors, drive new innovations, and create new opportunities.

•	Together, they are the new leader in broadband, IP connectivity, and cloud.

•	Together, they will have, or be in a position to target, the top 1-2 market position in the key technologies.

•	Together, they are already in the top 2 position for RAN, DSL/PON, Service Providers IP routers and Core IMS/CSCF.

•	Our customers will benefit from a partnership with the financial stability, the scale and the scope to deliver the most innovative communication solutions to meet their needs.

•	Compelling benefits for our customers include:

•	The technology depth, with a massive innovation capability in essential domains, such as 5G, converging access, SDN-IP, cloud platforms, analytics and automation

•	A formidable operational strength and scale, across products and services ideally suited to the world of convergence and transformation to the cloud

•	The service-driven and quality excellence, necessary to drive value for customers, while partnering with them to address their challenges

•	A global customer reach and capability to provide new solutions to service providers that can bridge with enterprises and public sector industry.

Customer Communications by Michel Combes and Regional Leads

•	Michel Combes has sent a letter and/or called all top accounts and key alliance partners over the last 24 hours. Region heads have the list of those already contacted.

•	Region heads have a draft similar to Michel’s letter for their use today with selected next tier accounts.

•	Mike Allen will similarly contact key channel partners and advise the Regions who he has contacted.

Key Contacts and More Information

External Resources to Share with Customers

•	Alcatel-Lucent Press release

•	Nokia, Alcatel-Lucent external website, includes:

•	Presentation you can share with customers (see analyst presentation), Factsheet, Infographics, etc.

•	Video message from Nokia President and CEO, Rajeev Suri, on combining Nokia and ALU

•	Video message from Nokia Chairman, Risto Siilasmaa, on the evolution of Nokia

Internal Use Only

•	Message from Michel Combes

For questions on this advisory, please contact your regional Sales Communications representative:

Xiaoging Gu, APAC

Marco Malfavon - Americas

Kathleen De Smedt - EMEA

Is this Sales Advisory helpful? Let us know!

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).